Exhibit 99.2

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THE APPROVAL OF THE
INTRODUCTION OF THE SHARES OF PLAZA CENTERS TO THE WARSAW STOCK EXCHANGE

Tel-Aviv, Israel, October 17th, 2007, Elbit Medical Imaging Ltd. (TASE, NASDAQ: EMITF) (“EMI” or the “Company”) announced today that its subsidiary, Plaza Centers N.V. (LSE : PLAZ) (“Plaza Centers”), a leading emerging markets developer of shopping and entertainment centres, announced today that on October 16th, 2007, the Management Board of the Warsaw Stock Exchange adopted Resolution No. 800/2007 whereby it resolved to:

•
introduce 292,346,087 (two hundred and ninety-two million, three hundred and forty-six thousand and eighty-seven) shares of Plaza Centers, with a nominal value of €0.01 each (the “Shares”), to exchange trading on the main market by way of an ordinary procedure as of 19th October 2007, under reference code “NL0000686772; and

•	list the Shares in the continuous listing system under the abbreviated name “PLAZACNTR” and symbol “PLZ”.

Following the introduction of the Shares to trading on the Warsaw Stock Exchange (“WSE”), Plaza Centers will be the first property company to achieve a dual listing in London (where it is listed on the Main Board of the London Stock Exchange) and Warsaw.

Plaza Centers has been active in CEE and Poland since 1996. It has built, managed and sold a total of seven shopping centres located across Poland. It is also poised to start construction on a further three shopping and entertainment centres located in Suwalki, Torun and Zgorzelec and a mixed-use project in Lodz.

Commenting on Plaza Centers' WSE listing, Shimon Yitzhaki, President of EMI said:

"Exactly one year following Plaza Centers' successful IPO on the Official List of the London Stock Exchange, we are pleased to announce Plaza Centers' dual listing in the Warsaw Stock Exchange. A dual listing, together with our well known activity in Poland and other east European countries, will introduce Plaza Centers' shares to a broader investment community and will add value for the shareholders.

In addition, over the past year, Plaza Centers intensified its activity in the Israeli capital market by issuing Straight Bonds to institutional investors."

Commenting on its WSE listing, Ran Shtarkman, President and CEO of Plaza Centers N.V., said:

“We are delighted that our move to list our shares on the WSE has been approved. Plaza’s strong profile and reputation in CEE has resulted in growing investor appetite, both in Poland and the wider CEE region, to invest in the Company through a local Stock Exchange.

“The WSE has been extremely active over the past few years, with fast-increasing levels of investment activity from both institutional and retail investors. We are confident that this dual listing represents an attractive strategic move for the Company, and we believe it will benefit all our shareholders in terms of generating increased liquidity in the shares.”

About Elbit Medical Imaging Ltd.

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. EMI's activities are divided into the following principal fields: (i) Initiation, construction, operation, management and sale of shopping and entertainment centers in Israel, Central and Eastern Europe and India; (ii) Hotels ownership, primarily in major European cities, as well as operation, management and sale of same through its subsidiary, Elscint Ltd.; (iii) Investments in the research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, through its subsidiary, InSightec Ltd.; and (iv) Other activities consisting of the distribution and marketing of women's fashion and accessories through our wholly-owned Israeli subsidiary, Mango Israel Clothing and Footwear Ltd., and venture-capital investments.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, ability to find suitable locations, receipt of approvals and permits for zoning and construction, delays in construction, dependency on partners in the hotels business, competition, risks relating to operations in Eastern Europe and Asia (including India) and risks relating to our image guided treatment, economic conditions, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission including, without limitation, Annual Report on Form 20-F for the fiscal year ended December 31, 2006,  filed with the Securities and Exchange Commission on July 3, 2007.

For Further Information:

Company Contact	Investor Contact
Shimon Yitzhaki, President	Rachel Levine
Elbit Medical Imaging Ltd.	The Global Consulting Group
(972-3) 608-6000	1-646-284-9439
syitzhaki@elbitimaging.com	rlevine@hfgcg.com

Dudi Machluf, CFO
Elbit Medical Imaging Ltd.
(972-3) 608-6024
dudim@elbitimaging.com